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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Glavin, James B.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                          Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-   3.Trans-  4.Securities Acquired(A)      5)Amount of    6)   7)Nature of
                                               action     action      or Disposed of (D)          Securities           Indirect
                                                Date       Code                  A               Beneficially   D     Beneficial
                                               (Month/                           or                Owned at     or    Ownership
                                              Day/Year)   Code V   Amount        D    Price      End of Month   I
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
Class A Common Stock                          03/13/03   A (1)     10,000        A               30,000         D    Direct

             Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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  1)Title of Derivative       2)Conversion     3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
       Security                or Exercise      action         action   Securities Acquired (A)               Expiration Date
                                Price of         Date           Code      or Disposed of (D)
                               Derivative
                                Security                       Code V   A                    D            Exercisable  Expiration
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
Non-Qualified Stock Option     $0.7200                                                                                  02/19/09
(right to buy)
Non-Qualified Stock Option     $1.1600         03/13/03       A (2)     10,000                                          03/13/13
(right to buy)
Non-Qualified Stock Option     $1.5500                                                                     12/02/99     12/02/09
(right to buy)
Non-Qualified Stock Option     $1.7000                                                                     04/17/00     04/17/10
(right to buy)
Non-Qualified Stock Option     $2.1250                                                                     05/08/00     05/08/10
(right to buy)
Non-Qualified Stock Option     $4.1500                                                                     03/16/01     03/16/11
(right to buy)
Non-Qualified Stock Option     $3.2400                                                                     03/15/02     03/15/12
(right to buy)

        Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11)
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  1)Title of Derivative        3)Trans-   7)Title and Amount                         8)Price     9)Number of   10)  11)Nature of
       Security                 action       of Underlying                           of Deri-     Derivative          Indirect
                                 Date         Securities                              vative      Securities   D     Beneficial
                                                                       Amount or     Security    Beneficially  or    Ownership
                                                                       Number of                   Owned at    I
                  -                             Title                   Shares                   End of Month
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
Non-Qualified Stock Option               Class A Common Stock           35,476                    35,476       D      Direct
(right to buy)
Non-Qualified Stock Option     03/13/03  Class A Common Stock           10,000                    10,000       D      Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock            9,524                     9,524       D      Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           30,000                    30,000       D      Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000       D      Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000       D      Direct
(right to buy)
Non-Qualified Stock Option               Class B Common Stock           10,000                    10,000       D      Direct
(right to buy)

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Explanation of Responses:

(1)
Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earliest to occur of resignation, retirement or death.

(2)
10,000 options to purchase Class A Common Stock issued pursuant to the Company's 1994 Stock Option Plan, of which all the Options shall become exercisable immediately upon the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: James B. Glavin
DATE 03/14/03

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